===============================================================================

                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 _______________

                         For the month of November, 2002
                                 _______________

                          Alfa Laval Special Finance AB
                         (Commission File No. 333-13690)

                 (Translation of Registrant's Name Into English)

                                Rudeboksvagen 3,
                                      Lund,
                                     Sweden
                    (Address of Principal Executive Offices)
                                 _______________

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X Form 40-F

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                    Yes No X

===============================================================================

                          ALFA LAVAL SPECIAL FINANCE AB

                               REPORT ON FORM 6-K




ITEM 5.  OTHER INFORMATION

                On November 4, 2002, the Company issued a press release clarifying issues related to its asbestos related lawsuits in the United States. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

ITEM 6.  EXHIBITS

              The following exhibit is filed herewith:

              Exhibit
              Number                     Description
              -------                    ------------
              99.1                       Press Release, dated November 4, 2002,
                                         clarifying issues related to the
                                         Company's asbestos related lawsuits in
                                         the United States.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on November 13, 2002.

                                           Alfa Laval Special Finance AB



                                           By:      /s/ THOMAS THURESSON
                                                    ---------------------------
                                                    Thomas Thuresson
                                                    Chief Financial Officer

                                  EXHIBIT INDEX


Exhibit
Number                     Description
--------                   -----------
99.1                       Press Release, dated November 4, 2002, clarifying
                           issues related to the Company's asbestos related lawsuits in the United States.